Exhibit 99.1

Bit Origin Ltd Announces Effective Date of Reverse Stock Split

New York, May 26, 2023 (GLOBE NEWSWIRE) – Bit Origin Ltd (NASDAQ: BTOG) ("Bit Origin" or the "Company"), an emerging growth company engaged in the crypto mining business with diversified expansion strategies, today announced that it has resolved to effect a reverse stock split of the Company’s ordinary shares and has determined the ratio to be 1-for-30. The Company’s shareholders approved the reverse stock split and granted the Company’s Board of Directors the authority to determine the exact split ratio at the Company’s annual meeting of shareholders held on May 18, 2023.  Bit Origin's ordinary shares will begin trading on an adjusted basis giving effect to the reverse stock split on May 30, 2023 under the existing ticker symbol “BTOG”. The new CUSIP number of the Company’s ordinary shares will be G21621118.

“Our Company went through a complete business transformation into crypto mining over the past year. The reverse stock split will better align Bit Origin’s number of shares outstanding with company of our size and scope,” said Mr. Lucas Wang, Chairman and Chief Executive Officer of the Company.

When the reverse stock split is effective, every thirty shares of the Company's ordinary shares issued and outstanding as of the effective date will be automatically combined into one ordinary share. This will reduce the number of outstanding ordinary shares of Bit Origin from approximately 100.9 million to approximately 3.3 million. Concurrently with the reverse stock split, the Company amended its Memorandum of Association to proportionately reduce the number of authorized ordinary for issuance and change the par value of post-reverse stock split ordinary shares to $0.30 per share.

Outstanding Bit Origin warrants and options will be proportionately adjusted. No fractional shares will be issued in connection with the reverse stock split. Shareholders otherwise entitled to receive a fractional share as a result of the reverse stock split will receive one full share.

Additional information concerning the reverse stock split can be found in Bit Origin's notice of annual general meeting filed with the Securities and Exchange Commission on April 13, 2023.

About Bit Origin Ltd

Bit Origin Ltd, formerly known as China Xiangtai Food Co., Ltd., is an emerging growth company operating in the United States and engaged in the cryptocurrency mining business. The Company is also actively deploying blockchain technologies alongside diversified expansion strategies. For more information, please visit https://bitorigin.io.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

Company Contact

Bit Origin Ltd

Mr. Lucas Wang, Chairman and Chief Executive Officer

Email: ir@bitorigin.io

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